

November 12, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

David Fahy
Macquarie Equipment Leasing Fund, LLC
225 Franklin Street, 26th Floor
Boston, Massachusetts 02110

Re: **Macquarie Equipment Leasing Fund, LLC**
      Registration Statement on Form S-1
      Filed on: October 15, 2008
      File No.: 333-154278

Dear Mr. Fahy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Please note that we will issue any comments on your sales literature under separate cover.

2. We note a number of blank spaces throughout your registration statement for information that you are not allowed to omit under Rule 430A of the Securities Act. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Prospectus Cover Page

3. In accordance with Item 501(b)(2) of Regulation S-K, please include in the centered text at the top of the cover page the amount of securities offered pursuant to the registration statement. Please see Section II(A)(3)(a) of Securities Act Release No.33-6900 (June 25, 1991) regarding disclosure of the minimum and the maximum amount to be offered.

4. We note your disclosure in footnote (8) to the Estimated Use of Proceeds table on page 27. Please revise your disclosure in the first paragraph to disclose that in no event your total organization and offering expenses will exceed 15% of your gross offering proceeds.

5. Please disclose that purchases by your manager, its affiliates, selling dealers or certain of their affiliates will be made at a lower price per share than the price to the investing public ($9.30 per share).

6. Since the offering proceeds will be further reduced to cover O&O Expense Allowance and Due Diligence Expense Reimbursements, the "Proceeds to Fund" column should reflect the true net proceeds to the Fund.

7. Please add disclosure concerning the tax risks associated with the securities you are offering. Please see Part 1(D) of Industry Guide 5.

Table of Contents

8. Please consider revising the table of contents to include important subheadings to better guide the reader through your document. Please see Section II(A)(3)(b) of Securities Act Release No.33-6900 (June 25, 1991).

Who May Invest, page 1
General Suitability Standards, page 1

9. In accordance with Part 2 of Industry Guide 5, please expand your disclosure to include the methods the manager intends to employ to assure adherence to the suitability standards by the dealer manager and the selling dealers. Also, please discuss briefly the factors pertaining to the needs for such standards.

Questions and Answers About This Offering, page 2

Q1. What is Macquarie Equipment Leasing Fund, LLC and what does it do?, page 2

10. We note that here and elsewhere in the prospectus, you often use the term "other equipment related transactions"; however, the range and type of transactions, that the term as used is intended to encompass, remain unclear. Please explain the term "other equipment related transactions" by specifying the type of transactions that may fall within the "other" category.

Q.6 Are there tax consequences and potential benefits of investing in us?, page 4

11. Please explain briefly the passive activity rules to provide some context to your disclosure related to passive activity income or loss.

12. Please cross reference your detailed discussion related to the tax consequences of the offering. Also, please include here or in the Glossary a definition for the term UBTI.

Questions and Answers About Our Distribution Reinvestment Plan, page 5

Q1. What is the benefit of participating in the DRP?, page 5

13. We note on page 6 your answer to Question 4 where you disclose that your manager will be entitled to O&O Expense Allowance of $0.149 per share sold pursuant to the DRP. Please revise your answer here to reflect the O&O Expense Allowance deduction.

Prospectus Summary, page 7

14. The tabular summary of the use of proceeds should follow the prospectus summary. See Part 3 of Industry Guide 5. Please rearrange your disclosures accordingly.

Our Manager, page 7

15. Please include the telephone number of your manager and identify by name the persons who will be making investment decisions for you and provide contact information for them. See Part 3(A)(i) of Industry Guide 5.

Federal Income Tax Consequences, page 9

16. Please state that counsel has opined that for tax purposes you will be treated as a partnership and identify counsel.

The Offering, page 10

17. Please describe the depreciation method that you will use for the equipment. See Part 3(A)(vi) of Industry Guide 5.

18. Please disclose the maximum leverage expected to be used by the Fund. See Part 3(A)(vii) of Industry Guide 5.

Risk Factors, page 13
Risks Associated with Our Equipment Leasing Activities, page 13

We may not require clients to insure equipment,. . ., page 15

19. Please address the risk discussed in the last paragraph under separate subheading.

Risks Associated with this Offering, page 20

We and our members could lose deductions if the IRS treats our leases or financings, page 23

20. It is not readily apparent what the difference between a lease and a financing would be. Please briefly expand your substantive disclosure on the subject of financing to enhance the investors' understanding of the disclosed risk.

Management Compensation, page 28
Offering Compensation, page 28

21. We note that your manager, its affiliates, selling dealers or certain of their affiliates may purchase shares at a discount for a purchase price of $9.30 per share. Please tell us why you have not included the bar chart and related disclosure contemplated by Part 4(D) of Industry Guide 5 in either the management compensation or the plan of distribution sections of the prospectus.

Acquisition Fees – payable to our manager and its affiliates during the offering period and operating period, page 30

22. We note your disclosure in footnote (2) regarding your total front-end fees. Please clarify here whether your calculation of the front-end fees assumes that maximum leverage is utilized. See Part 4(B) of Industry Guide 5.

Re-Leasing Fees – payable to our manager and its affiliates during the offering period and operating period, page 31

23. In the Method of Compensation column you disclose that you "may not pay" your manager a re-leasing fee if the manager receives a 7% asset management fee. We further note your footnote (4) disclosure where you state that the manager "will not be entitled" to the 2.0% re-leasing fees. Please reconcile these two disclosures. The former disclosure creates the appearance of discretion on whether the re-leasing fees will be paid to the manager. If that is the case, please clarify whether the manager has also the discretion to determine whether he receives the 2.0% fee (assuming he has received the management fee in full).

Re-Marketing Fees – payable to our manager and its affiliates during the offering, operating and liquidation periods, subordinate to investor return, page 32

24. Please discuss in what circumstances the re-marketing fees "cannot be paid" to your manager or its affiliates (last paragraph in the Method of Compensation column).

Investment Objectives and Policies, page 34
Principal Investment Objectives, page 34

25. We note your disclosure in the last bullet point related to your anticipated internal rate of return of 8.0% per annum. In the prospectus cover page you disclose that you have not yet identified specific investments and that your manager lacks operating history. Further, you have identified a broad range of equipment that the Fund expects to invest in (i.e. rail, maritime, aviation, road transportation, manufacturing, mining and construction, technological and communications, utilities and/or other types of equipment). In light of the guidance provided in Part 10(C) of Industry Guide 5, please explain how you have determined the 8% internal rate of return, given also your intention to leverage 65% of your portfolio once it is fully invested. For additional guidance, please see II(b)(2)(f) of Securities Act Release No.33-6900 (June 25, 1991).

Non-Lease Transactions, page 39

Total Return Swaps, Participation Agreements and Other Transactions, page 39

26. Please describe briefly what total return swaps and participation agreements are.

Transaction Strategies, page 40

27. In the first paragraph, please provide examples of "equipment-related non-lease transactions".

The Equipment Leasing Industry, page 45

28. In accordance with Item 101(c)(1) of Regulation S-K (and in particular
subsections (iii), (xii) and (xiii) thereof), please discuss briefly:
- the anticipated sources of your equipment purchases/investments, and
related equipment transactions;
- depending on the nature of the equipment, how compliance with
applicable environmental laws could impact your business (we note risk
factor disclosure "We may not require clients to insure equipment…" on
page 15); and
- that your business will have no employees and that you will rely on the
employees of your manager's affiliates.

Equipment Leasing Figures, page 46

29. Please confirm that your data sources are publicly available and were not prepared
for your benefit or paid by you. Further, it appears that the equipment leasing
figures disclosed in your prospectus date back to as early as 2004. Given the
significant change in market conditions during 2008, please update these figures
to the extent possible. If more recent data is not available, please identify more
clearly the age of the data used in the first three bullet points.

Fiduciary Duties and Conflicts of Interest, page 48
In General, page 48

30. Please include a cross-reference to your "Summary of Our Operating Agreement"
discussion where you describe the provisions designed to guard against conflicts
of interest.

Management, page 57
Organizational Diagram, page 57

31. Please revise your diagram to include the Fund and its affiliation to the Macquarie
Group.

Services Agreements, page 58

32. Please tell us why you have not filed the services agreements as exhibits pursuant
to Item 601(b)(10) of Regulation S-K. Otherwise, please file them with your
amendment.

33. Further, on page F-6 to the notes to consolidated balance sheet, we note your
disclosure regarding the Accession Agreement with Macquarie Bank Limited.
Briefly describe the agreement in the prospectus, and to the extent required, file it
as an exhibit to the registration statement.

Income, Losses and Distributions, page 60

34. Your example about the rate of return being calculated on a decreasing base is unclear. Please explain how your calculation works and how you arrived at the same distribution amounts for each of the years in your example.

Allocation of Profit and Losses for Tax Purposes, page 61

35. Your disclosure in the first paragraph on page 62 is dense and difficult to understand. To the extent possible, please simplify your disclosure by way of example.

Federal Income Tax Consequences, page 63
Opinion of Counsel, page 63

36. We note your disclosure in the last sentence of the first paragraph. Since it appears that a short-form opinion is being used, please revise your disclosure to state counsel's opinion by making clear which statements represent counsel's opinion. The disclosure in this section must be counsel's opinion and not merely an opinion on the quality of the statements in the prospectus. Please also clarify exactly which statements constitute counsel's opinion, rather than refer to "statements or conclusions of law."

37. Counsel must opine on each material tax consequence. If counsel is unable to opine on a material tax consequence, then the disclosure here must clearly identify:

- the material tax consequence that counsel is unable to opine;
- the reasons for counsel's inability to opine on the material tax consequence; and
- the possible outcomes and risks to investors of this tax consequence (we note that in the third paragraph of your Cost Recovery Deductions on page 69, you do not fully explain the risk to the investors if IRS successfully challenges the cost recovery deduction).

Summary of Our Operating Agreement, page 83

38. In the opening paragraph, please revise your disclosure to clarify that your summary describes all the material provisions of the operating agreement.

Management, page 83

Limitations on Our Manager's Powers, page 83

39. In the last bullet point on page 84, briefly describe the limited circumstances referred to in your disclosure.

Withdrawal of our Manager, page 86

Voluntary Withdrawal, page 86

40. Please explain:

- in the first bullet point, whether notice is intended to be given to each member of the limited liability company; and

- in the second bullet point, whether the opinion of counsel will be that of a special counsel (we note your risk factor disclosure that you and your manager are not represented by separate counsel).

Reports to Members, page 88

41. Please tell us why the annual and quarterly reports will be provided within 120 and 60 days, respectively, of the end of the applicable periods rather than 90 and 45 days. Please see Part 15 of Industry Guide 5.

Redemption of Shares, page 91

42. Please clarify that no member is under any obligation to hold the shares for a specified period prior to asking for redemption. Please see Part 17(9) of Industry Guide 5.

43. Please revise your disclosure to address Part 17, subsections (3), (5) and (10) of Industry Guide 5.

Plan of Distribution, page 92
Compensation of the Dealer Manager and Selling Dealers, page 92

44. In accordance with Items 508(c)(2) and (g) of Regulation S-K, please describe briefly the terms of the Dealer Manager Agreement and the Selling Dealer Agreement pursuant to which either of these agreement may be terminated and whether you are under any obligation to indemnify the dealer manager and the selling dealers against any liability arising under the Securities Act of 1933. See also Part 18(A) of Industry Guide 5.

Supplemental Sales Material, page 96

45. We note your disclosure here; however, in accordance with Part 19(B) of Industry Guide 5, you need to identify in the prospectus all written sales material proposed to be transmitted to prospective investors orally or in writing.

Part II

Indemnification of Directors and Officers, page II-1

46. Please expand your discussion by summarizing the provisions of Section 4.5 of the Operating Agreement.

Signatures

47. Please ensure that the registration statement is signed by the Chief Financial Officer and the Chief Accounting Officer.

Exhibits

Exhibit 5.1 – Form of Opinion Regarding Legality

48. Legal counsel must opine on the corporate laws of the jurisdiction of incorporation of the Fund. Please have counsel revise its opinion accordingly.

Exhibit 8.1 – Form of Opinion Regarding Tax Matters

49. The tax opinion must express a firm conclusion for each material federal income tax consequence deriving from investing in your shares. We note the opinion in Item 2; however, since the discussion in the prospectus is the opinion of counsel, it is inappropriate for counsel to address here the correctness of prospectus disclosures. Please note that counsel must opine that the applicable discussion is counsel's opinion. Please have counsel revise its opinion accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melisa Rocha, Staff Accountant, at (202) 551-3854 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via facsimile @ (901) 577-0737**

Matthew S. Heiter, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
165 Madison Avenue, Suite 2000
Memphis, Tennessee 38103